For fiscal year ended (a) December 31, 1994
File number (c) 811-6542


                          SUB-ITEM 77L


         Changes in Accounting Principles and Practices

       The BlackRock Investment Quality Term Trust
accounts   for   and   reports  distributions   to
shareholders  in  accordance  with  Statement   of
Position  93-2:   Determination,  Disclosure,  and
Financial   Statement  Presentation   of   Income,
Capital Gain, and Return of Capital Distributions by Investment Companies. The effect caused by applying the statement during the fiscal year ended December 31, 1994, was to decrease paid-in capital and increase undistributed net investment income by $21,076. Net investment income, net realized gains, and net assets were not affected by this change.